UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: AL Venture Fund LLC

Address of Principal Business Office (No. & Street, City, State, Zip Code):

1140 3rd Street NE, 2nd Floor
Washington, DC 20002

Telephone Number (including area code): (833) 729-0934

Name and address of agent for service of process:

Steven Greenberg
SAX Capital LLC
1140 3rd Street NE, 2nd Floor
Washington, DC 20002

Copies to:

Daniel I. DeWolf, Esq.

Samuel Asher Effron, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

The Chrysler Center

666 Third Avenue

New York, New York 10017

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes   ☒    No  ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in Washington, D.C., and the District of Columbia, on April 30, 2021.

AL VENTURE FUND LLC

By:	/s/ Steven Greenberg
Name: Steven Greenberg
Title: President

Attest:	/s/ Bobby Bertini
Name: Bobby Bertini
Title: COO, SAX Capital LLC